Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

July 20, 2015

Via Email

Mr. J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Corp.
Registration Statement on Form S-1
Filed June 10, 2015
File No. 333-204599

Dear Mr. McWilliams:

The following responses address the comments of the staff as set forth in its letter dated July 20, 2015 relating to the Registration Statement on Form S-1/A of Vapor Corp. (the “Company”) filed on July 10, 2015. The Company is simultaneously filing Amendment No. 2 to the Registration Statement. On behalf of the Company, we respond as set forth below.

Exhibit 5.1

1.	Refer to opinions 1 and 7. Please have counsel opine whether the Units and Representative’s Units are valid and binding obligations of the Company or explain to us why an opinion that the units will be validly issued, fully paid, and non-assessable is appropriate under Florida law. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response to Comment No. 1:

The revised legal opinion has been included in Amendment No. 2 to the Registration Statement.

In addition to the changes described above, Amendment No. 2 to the Registration Statement includes a revised Form of Series A Warrant filed as Exhibit 4.2.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Mr. J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

July 20, 2015

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeffrey Holman
Jeffrey Holman, Chief Executive Officer